UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE  13D

Under the Securities Exchange Act of 1934
(Amendment No._______)*

Hollywood Media Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

436233100
(CUSIP Number)

Stephen Gans
1680 Michigan Avenue, Suite 1001
Miami Beach, Florida 33139
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 31, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.
(1)	Names of Reporting Persons
Stephen Gans
I.R.S. Identification Nos. of above persons (entities only)
Intentionally Omitted
(2)	Check the Appropriate Box if a	(A) ☐
	Member of a Group (See Instructions)	(B) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) PF
(5)	Check if Disclosure Of Legal Proceedings Is Required	☐
Pursuant to Items 2(d) OR 2(e)
(6)	Citizenship or Place of Organization United States
Number of Shares	(7)	Sole Voting Power
Beneficially		3,066,994
Owned by Each	(8)	Shared Voting Power
Reporting Person		0
With	(9)	Sole Dispositive Power
		3,066,994
	(10)	Shared Dispositive Power
		0
(11)	Aggregate Amount Beneficially Owned By Each Reporting
	Person	3,066,994
(12)	Check if the Aggregate Amount In Row (11)	☐
Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11)
9.93
(14)	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

The title of the class of security to which this statement relates is the common stock, par value $0.01 per share (the "Common Stock") of Hollywood Media Corp. a Delaware corporation (the "Issuer"), whose principal executive offices are located at 2255 Glades Road, Suite 221A, Boca Raton, Florida 33431.

Item 2. Identity and Background

This statement is being filed on behalf of Stephen Gans (the "Reporting Person"), an individual whose principal executive offices are located at 1680 Michigan Avenue, Suite 1001, Miami Beach, Florida 33139.

The principal business of the Reporting Person is investments.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The shares of the Issuer's commons stock reported herein were acquired by the Related Persons for an aggregate purchase price of $3,392,885.95 (including brokerage commissions). The source of such funds was the personal funds of the Reporting Person.

Item 4. Purpose of Transaction

The shares of Common Stock were acquired by the Reporting Person for investment purposes. The Reporting Person has elected to convert his Schedule 13G with respect to the Issuer to a Schedule 13D because the Reporting Person has been elected to the Issuer's board of directors. In his capacity as a director of the Company, the Reporting Person may be in a position to influence management and, therefore, perhaps influence decisions on any plans or proposals of the type described in paragraphs (a) through (j) of Item 4 of Schedule 13D and may, at any time and from time to time, review, reconsider and discuss with the Issuer or others his positions with respect to the Issuer which could thereafter result in the adoption of such plans and proposals.

The Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein. The Reporting Person reserves the right to change his plans and intentions at any time as he deems appropriate. The Reporting Person intends to review his investment in the Issuer on a continuing basis, and to the extent permitted by law, may seek to engage in discussions with other stockholders and/or with management and the board of directors of the Issuer concerning the business, operations or future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may, in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock, selling Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing its intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of shares of the Common Stock by the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended (the "Exchange Act") and applicable state securities or "blue sky" laws.

Item 5. Interest in Securities of the Issuer

(a) As of the date of this Schedule 13D, as discussed above, the Reporting Person owns 3,066,994 shares of the Issuer's Common Stock, which constitutes approximately 9.93% of the outstanding shares of Common Stock of the Issuer, based on 30,883,913 shares of Common Stock outstanding;

(b) The Reporting Person has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock referred to herein;

(c) There were no transactions in shares of Common Stock effected during the past 60 days by the Reporting Person; provided, however, certain investment banking affiliates of the Reporting Person may beneficially own shares of Common Stock, including shares that may be held in discretionary or advisory accounts with the Reporting Person, and the Reporting Person, directly or in connection with such discretionary or advisory accounts, may acquire, hold, vote or dispose of Common Stock, including transactions that may have occurred in the past 60 days.

(d) The Reporting Person affirms that no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 25, 2010

  /s/Stephen Gans

Name/Title: Stephen Gans

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)